Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2008

Mr. Jeffrey H. Cooper
Chief Financial Officer
BioMarin Pharmaceutical, Inc.
105 Digital Drive
Novato, CA 94949

Re: BioMarin Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the quarterly period ended September 30, 2007
File No. 000-26727

Dear Mr. Cooper:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief